UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

RED EAGLE EXPLORATION LIMITED
(Name of Subject Company)

__________________________________________________

(Translation of Subject Company’s Name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

RED EAGLE MINING CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

756566204

(CUSIP Number of Class of Securities (if applicable))

Chui Wong, Chief Financial Officer

Red Eagle Mining Corporation

Suite 2348, 666 Burrard Street

Vancouver, British Columbia, Canada V6C 2X8

with a copy to:

J. Brad Wiggins, Esq.

SecuritiesLawUSA, PC

1875 Century Park East, 6th Floor

Los Angeles, California 90067

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

March 7, 2018

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1

Notice of Special Meeting and Management Information Circular (“Information Circular”) for Special Meeting of Shareholders of Red Eagle Exploration Limited to be held on April 5, 2018 with respect to the proposed amalgamation of Red Eagle Exploration Limited with 1151419 B.C. Ltd., a wholly-owned subsidiary of Red Eagle Mining Corporation

Item 2.	Informational Legends

The applicable legends have been included in the Information Circular.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Red Eagle Mining Corporation with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

Any change in the name or address of the agent for service of process of Red Eagle Mining Corporation shall be promptly communicated to the Securities and Exchange Commission by amendment to the Form F-X.

2

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RED EAGLE MINING CORPORATION

By:	/s/ Chui Wong
Name:	Chui Wong
Title:	Chief Financial Officer
Date:	March 7, 2018

3

EXHIBIT INDEX

Exhibit Number	Description

1.1

Notice of Special Meeting and Management Information Circular (“Information Circular”) for Special Meeting of Shareholders of Red Eagle Exploration Limited to be held on April 5, 2018 with respect to the proposed amalgamation of Red Eagle Exploration Limited with 1151419 B.C. Ltd., a wholly-owned subsidiary of Red Eagle Mining Corporation

4